[EXECUTION COPY]	February 3, 2012

CONFIDENTIAL TREATMENT REQUESTED
Redacted portions are indicated by [*****]

Redacted portions filed separately with the SEC pursuant
to the confidential treatment request

LICENSE AND ASSET TRANSFER AGREEMENT

THIS LICENSE AND ASSET TRANSFER AGREEMENT (this “Agreement”) is made and entered into as of February 3, 2012 (the “Effective Date”), by and between IntelGenx Corp., a Canadian corporation (“IntelGenx”), and Edgemont Pharmaceuticals, LLC., an US company (“Edgemont”). IntelGenx and Edgemont each may be referred to herein individually as a “Party” or collectively as the “Parties”.

WHEREAS, IntelGenx is the sole and exclusive owner of certain patents and other intellectual property relating to a certain Product (as such term is defined herein);

WHEREAS, IntelGenx has the right to grant licenses hereunder;

WHEREAS, IntelGenx is the owner of the approved NDA (as defined herein);

WHEREAS, Edgemont is experienced in the commercialization of pharmaceutical products;

WHEREAS, subject to the terms and conditions set forth in this Agreement, Edgemont wishes to acquire and IntelGenx wishes to grant a license to IntelGenx’ patents, intellectual property and proprietary technology for the commercialization of the Product in the Territory (as such term is defined herein);

WHEREAS, subject to the terms and conditions set forth in this Agreement, Edgemont wishes receive and IntelGenx wishes to transfer to Edgemont certain rights and interest in the NDA;

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NOW THEREFORE, in consideration of the mutual covenants, agreements, representations, warranties and indemnities contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged by the Parties, the Parties mutually agree as follows:

1.	DEFINITIONS

1.1     “Affiliate” of a Party means any other entity that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such Party. For purposes of this definition only, “control” and, with correlative meanings, the terms “controlled by” and “under common control with” will mean the possession, directly or indirectly, of the power to direct the management or policies of an entity, whether through the ownership of fifty percent or more of the voting securities of the other organization or entity or by contract relating to voting rights or corporate governance.

1.2     “ANDA” shall mean an Abbreviated New Drug Application pursuant to 21 U.S.C. § 355(j) et seq., and the regulations promulgated thereunder.

1.3     “Annual Net Sales” shall mean the total Net Sales achieved within a calendar year.

1.4     “Applicable Law” shall mean all local, state or federal rules, regulations, statutes or laws, including without limitation, provisions of the FDA Act and regulations promulgated thereunder (including without limitation the “Good Laboratory Practices” (“cGLPs”) and “Good Manufacturing Practices” (“cGMPs”) codified at 21 C.F.R. Parts 58, 210 and 211 that are relevant to FDA approval, manufacture, and Commercialization of the Product and to any other activity set forth herein. For the avoidance of doubt, “Applicable Law” shall also include any rules, regulations, statutes, or laws applicable to activities contemplated by this Agreement that occur outside the Territory.

1.5     “Commercialization” shall mean the commercial distribution and/or commercial promotion of the Product for sale.

1.6     “Competing Product” shall mean any drug product that is approved by FDA and contains 450mg of bupropion hydrochloride in an extended release dosage form and is bioequivalent and/or therapeutically equivalent to the Product. For the avoidance of doubt, a Competing Product shall not include the Product sold as an authorized generic under the NDA.

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1.7     “Competing Product Launch” shall mean the first commercial sale of a Competing Product by a Third Party in the Territory.

1.8     “Confidential Information” shall mean all information and know-how and any tangible embodiments thereof provided by or on behalf of one Party to the other Party either in connection with the discussions and negotiations pertaining to this Agreement or in the course of performing this Agreement, which may include data; knowledge; practices; processes; ideas; research plans; engineering designs and drawings; research data; manufacturing processes and techniques; scientific, manufacturing, marketing and business plans; and financial and personnel matters relating to the disclosing Party or to its present or future Product, sales, suppliers, customers, employees, investors or business. Notwithstanding the foregoing, information or know-how of a Party shall not be deemed Confidential Information of such Party for purposes of this Agreement if such information or know-how:

(i)     was already known to the receiving Party, other than under an obligation of confidentiality or non-use, at the time of disclosure to such receiving Party;

(ii)     was otherwise part of the public domain, at the time of its disclosure to such receiving Party;

(iii)     became part of the public domain, after its disclosure to such receiving Party through no fault of the receiving Party;

(iv)     was disclosed to such receiving Party, other than under an obligation of confidentiality or non-use, by a Third Party who had no obligation to the disclosing Party not to disclose such information or know-how to others; or

(v)     was independently discovered or developed by such receiving Party, as evidenced by their written records, without the use of Confidential Information belonging to the disclosing Party and prior to any subsequent disclosure by the receiving Party.

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1.9     “Diligent and Reasonable Efforts” shall mean the level of efforts which, consistent with the exercise of prudent scientific and business judgment, would be applied by a company in the pharmaceutical industry for a product owned by it or to which it has rights (in each such case, free of any collaboration, joint venture or other Third Party rights) that (relative to Product) is of similar market potential and is at a similar stage in its development or product life, taking into account issues of safety and efficacy, product profile, the competitiveness of the marketplace, the proprietary position of the product, the regulatory structure involved, the profitability of the applicable products, and all other relevant factors.

1.10     “FDA” shall mean the United States Food and Drug Administration.

1.11     “FDA Act” shall mean the United States Federal Food, Drug, and Cosmetic Act, any regulation promulgated thereunder, including without limitation all cGMPs as defined therein, in each case as amended from time to time.

1.12     “Field of Use” shall mean all FDA-approved indications for any bupropion hydrochloride 450mg extended release drug product, including but not limited to the indications approved in the NDA.

1.13     [*****]

1.14     “Launch” shall mean the first commercial sale of a Product by or on behalf of Edgemont or its Affiliates in the Territory to an unaffiliated Third Party.

1.15     “Launch Year” shall mean the first twelve (12) months following Launch.

1.16     “Licensed Know-How” shall mean all information (other than that contained in the Patents) whether patentable or not and physical objects related to the Product, including but not limited to Product data, Product-related results and information, including, but not limited to, clinical data, analytical test methods, validation and results, non-clinical pharmacology and safety data, other R&D data, Regulatory Documentation, manufacturing and formulation information of a like nature, all provided that the Licensed Know-How is known to, generated by, vested in (or licensed to) and/or controlled by IntelGenx.

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1.17     “Litigation” shall mean, with respect to any specified Person and solely relating to the activities contemplated herein, any litigation, legal action, arbitration, proceeding, material demand, material claim or investigation pending, or, to the knowledge of any Party, threatened, planned or reasonably probable, against, affecting or brought by or against such specified Person or its present or former employees or agents relating to the business of such specified Person or any of its assets or liabilities or binding any of such Person's property or assets.

1.18     “Manufacturer” shall mean one or more competent contract manufacturers, in each case approved by Edgemont, that manufactures or will manufacture the Product, and is, or will be, referenced in the NDA as the manufacturer of the Product.

1.19     “NDA” shall mean the New Drug Application for the Product submitted to the FDA on or about March 31, 2009 and received by the FDA on or about April 6, 2009, having been assigned NDA #22-497 by the FDA, and approved by the FDA on or about November 10, 2011, including all amendments and supplements thereto.

1.20     “Net Sales” shall mean Gross Sales less, and following recovery of, the following items (collectively, the "Recognized Deductions"), being reasonable in both size and nature and as considered under US Generally Accepted Accounting Principles (US GAAP):

(i)

allowances or credits granted to and taken by customers (including wholesalers) for rejections, returns (including as a result of recalls), prompt payment and trade, cash and volume discounts or resulting from inventory management;

(ii)	amounts incurred resulting from government mandated rebate programs (or any agency thereof);

(iii)	freight, transport, packing and insurance charges;

(iv)	taxes, including value added tax, tariffs or import/export or customs, duties; and

(v)	rebates, charge backs and discounts paid or credited.

Where (i) the Product is sold as one of a number of items without a separate price; or (ii) the consideration for the Product shall include any non-cash element; or (iii) the Product shall be transferred in any manner other than an invoiced sale, the Gross Sales applicable to any such transaction shall be deemed to be the selling party’s average gross sales for the applicable quantity of the Product during the calendar quarter. If there are no independent gross sales of the Product in the Territory at that time, then the Parties shall appoint a mutually acceptable Third Party (that is not an Affiliate of either Party) to determine in good faith an estimate of the gross sales applicable to any such transactions based on a consideration of all relevant market factors, taking into account practices and policies customary in the industry.

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In the event that any discounts, allowances, payments or rebates are offered for the Product where it is sold to a customer as a grouped set of products, the applicable discount, allowance, payment or rebate for the Product for purposes of calculating Net Sales under this Agreement shall be based upon the weighted average discount, allowance, payment or rebate of such grouped set of products; each to the extent consistent with Edgemont’s usual course of dealing for its products other than the Product.

Notwithstanding the foregoing, for the purposes of this definition, the transfer of a Product by Edgemont or one of its Affiliates to another Affiliate of Edgemont or to a sublicensee for resale is not a sale and in such cases, Net Sales will be determined based on the amount received by Edgemont or such Affiliate in respect of the Product as sold by the Affiliate or sublicensee to independent third-parties, less the Recognized Deductions.

1.21     “Net Sales Minimum” shall mean Net Sales of [*****] achieved for the twelve (12) month period ending on the second anniversary date, third anniversary date and fourth anniversary date of the end of the Launch Year.

1.22     “Orange Book” shall mean the “Approved Drug Products with Therapeutic Equivalence Evaluations” published, in written or electronic form, by the FDA, as may be amended from time to time during the term of this Agreement.

1.23     “Patents” shall mean all Product-related intellectual property including but not limited to (a) U.S. patents and patent applications, including without limitation U.S. Patent Number 7,674,479, (b) any substitutions, divisions, continuations, continuations-in-part (but only to the extent that they cover the same invention claimed in the foregoing), reissues, renewals, registrations, confirmations, re-examinations, extensions, supplementary protection certificates and the like, and any provisional applications, of any such patents or patent applications, and (c) any foreign or international equivalent of any of the foregoing, of which IntelGenx is the owner, controller or licensee.

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1.24     “Paragraph IV Certification” shall mean a certification as defined in 21 U.S.C. 355(j)(2)(A)(vii)(IV) relating to any patent listed in the Orange Book for the NDA.

1.25     “Person” shall mean an individual, a corporation, a partnership, limited liability company, an association, a trust or other entity or organization.

1.26     “Product” shall mean extended release tablets that contain 450 mg of bupropion hydrochloride as approved in the NDA.

1.27     “Product Trademarks” shall mean the trademark FORFIVO™ associated with the Product, any other related trademark, service mark or domain name containing the word “FORFIVO” (whether registered or unregistered).

1.28     “Regulatory Activities” shall mean any and all actions reasonably necessary or required to obtain Regulatory Approval required for the Product, and all citizen's petitions filed with a Regulatory Authority regarding the Product or any claims based on or related to the Parties’ or a Third Party’s attempt to secure, challenge or appeal a Regulatory Authority decision concerning the Product or competitive products.

1.29     “Regulatory Approval” shall mean the approvals required by the Regulatory Authority to sell and market the Product in the Territory, including without limitation the NDA.

1.30     “Regulatory Authority” shall mean any applicable government, or government-appointed, entity regulating or otherwise exercising authority with respect to the development and Commercialization of a Product.

1.31     “Regulatory Documentation” shall mean all applications, registrations, licenses, authorizations and approvals (including all Regulatory Approvals), all correspondence submitted to or received from Regulatory Authorities (including minutes and official contact reports relating to any communications with any Regulatory Authority), all supporting documents and all clinical studies and tests, including the manufacturing batch records, relating to any Product, and all data contained in any of the foregoing, including all regulatory drug lists, advertising and promotion documents, adverse event files and complaint files.

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1.32     “Sublicense” shall mean a sublicense from Edgemont to a Third Party under the License granted pursuant to this Agreement and the term “Sublicensee” shall be construed accordingly. Any Sublicense may include the right to grant further Sublicenses.

1.33     “Successful Commercialization” shall mean a period of time wherein [*****]

1.34     “Successful Launch” shall mean the point in time when the Net Sales first equal [*****] within a twelve (12) month period, provided that [*****]

1.35     “Territory” shall mean the US and its territories and possessions including the Commonwealth of Puerto Rico, and any installation, territory or location or jurisdiction under the control of the US government.

1.36     “Third Party” shall mean any Person that is not either a Party or an Affiliate of either Party.

1.37     “US” shall mean the United States of America. 1.38 “U.S.C.” shall mean the Code of Laws of the US.

2.	LICENSE GRANT

2.1     Scope of License. Subject to all the terms and conditions of this Agreement, IntelGenx hereby grants to Edgemont, an exclusive and perpetual (subject to Section 2.2 and termination in accordance with the terms hereof) license under the Patents, the Product Trademarks and the Licensed Know-How, with such exclusivity being limited to the right to and for the sole purpose of having manufactured, using, selling, having sold, offering for sale, importing and having imported Product, in the Territory and in the Field of Use (the “License”).

2.2     License Exclusivity. The exclusivity of the License granted to Edgemont in Section 2.1, shall expire if Edgemont fails to reach, in the absence of a Competing Product Launch or Litigation that prevents the Commercialization of the Product in the Territory, the Net Sales Minimum, however, Edgemont shall have the option, for fourteen (14) days following the end of each Net Sales Minimum period as defined in Section 1.21, to retain the exclusive US rights for Product in exchange for a payment of [*****] to IntelGenx.

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2.3     Sublicenses. The License granted to Edgemont under this Agreement is, subject to IntelGenx’ approval, such approval not to be unreasonably withheld, sublicensable (and further sublicensable) in whole or in part, to Third Parties in arms length transactions (“Sublicensable”). For the avoidance of doubt, Edgemont shall, subject to the license grant provided herein, be entitled to conduct or to perform any activity in respect of the Product by means of any Third Party sub-contractor, and such conduct shall not be considered to be a grant of a Sublicense hereunder. Edgemont shall give IntelGenx written notice of any intended Sublicense, including the name of the Sublicensee and the material terms thereof. Any sublicense by the Parties of the rights granted to such Party under this Agreement shall be consistent with the terms of this Agreement, shall contain provisions necessary to effectuate the terms of this Agreement and shall include an obligation for the Sublicensee to comply with obligations similar to those of this Agreement.

2.4     Limitations on Other Licenses. During the term of this Agreement, IntelGenx shall not grant any rights or licenses to any Patents, Licensed Know-How, Product Trademarks, or transfer any data or know-how to any Third Party that conflict with IntelGenx’ obligations under this Agreement and the rights granted to Edgemont under this Agreement.

2.5     Manufacturing. Edgemont shall negotiate a manufacture and supply Agreement with the Manufacturer on terms customary for such agreements in the industry and acceptable to Edgemont, including but not limited to such Manufacturer agreeing to manufacture the Product in accordance with cGMPs, Applicable Law, and the specifications (“Supply Agreement”). For the avoidance of doubt, Edgemont shall not be obligated to enter into any Supply Agreement upon terms that are not acceptable to Edgemont, at its sole discretion.

2.6     Manufacturing Rights. Notwithstanding any text to the contrary contained herein, IntelGenx, subject to Section 2.4, reserves the sole and exclusive right to grant manufacturing privileges for the Product to the Manufacturer, such grant being subject to Edgemont’s approval, such approval not to be unreasonably withheld, delayed or conditioned.

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2.7     Product Trademark Compliance. Edgemont shall ensure that each use by it of the Product Trademarks is accompanied by an acknowledgement that the Product Trademarks are owned by IntelGenx.

2.8     Validity of Trademarks. Edgemont acknowledges the validity of IntelGenx’ right, title and interest in and to the Product Trademarks. Edgemont shall not have, assert or acquire any right, title or interest in or to any of Product Trademarks or the goodwill pertaining thereto, except as otherwise explicitly provided in this Agreement.

2.9     Notice of Trademark Infringement. Edgemont shall give IntelGenx prompt notice, but in all events within ten (10) business days of becoming aware thereof, of any infringement or threatened infringement of any of the Product Trademarks of which Edgemont becomes aware. IntelGenx shall determine in its sole discretion what action, if any, to take in response to the infringement or threatened infringement of any Product Trademark.

3.	NDA AND DATA TRANSFER

3.1     Transfer of the NDA. Subject to the terms and conditions set forth in this Agreement, IntelGenx agrees that, on the date hereof, IntelGenx shall transfer or assign, to Edgemont, without recourse, representation or warranty except as otherwise expressly provided herein, and Edgemont shall receive from IntelGenx, certain rights and title to the NDA free and clear of all Liens. “Liens” means any lien, pledge, hypothecation, mortgage, security interest, claim, lease, charge, option, right of first refusal, easement, servitude, transfer, restriction under any stockholder or similar agreement, encumbrance or any other restrictions or limitations whatsoever. Edgemont shall provide IntelGenx with a true and complete copy of all regulatory filings made by Edgemont and all communications, relating to the Product, with the FDA. Except as permitted under 21 C.F.R. Sections 314.70(c) or 314.70(d), Edgemont shall not make changes to the NDA for the Product which would materially change the NDA, including, without limitation, any changes in indication, packaging, labeling, without consulting with and obtaining approval of IntelGenx, such approval not to be unreasonably withheld. Notwithstanding the foregoing or any text to the contrary contained herein, Edgemont shall have no right, (other than in connection with a merger or acquisition or sale of all or substantially all of the assets of Edgemont) to divest or sell the NDA to a Third Party during the Term of this Agreement.

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3.2     Retention of Rights. Notwithstanding the foregoing Section 3.1 and subject to the License, Edgemont shall not be granted any ownership or other rights in or to the Patents, Licensed Know-How, Product Trademarks, or any Product related data or know-how. For the avoidance of doubt, it is expressly understood and agreed upon by the Parties, that IntelGenx shall have the sole and exclusive right, except to the extent required for Edgemont to comply with its legal obligations as the holder of the NDA, to use any information or intellectual property disclosed within the Product NDA, including the results of the Pivotal Bioequivalence Studies. Edgemont shall reasonably provide to IntelGenx upon request, at no cost to IntelGenx, copies of all the pertinent information it has about the Product including, but not limited to, the entire NDA file, Regulatory Activities, communications with Regulatory Authorities in the US, Regulatory Documentation, manufacturing contracts and any and all other information whatsoever that is relevant for the development and regulatory approval of the Product outside the Territory.

3.3     Notification to FDA. Within twenty one (21) calendar days after the Effective Date, IntelGenx shall execute and deliver to the FDA and Edgemont any and all documents necessary in order to effectuate the transfer of the ownership of NDA to Edgemont, including without limitation the change in ownership submission required under 21 C.F.R. Section 314.72.

3.4     Data Transfer. Upon and following the successful and valid execution of this Agreement and upon written request from Edgemont, IntelGenx shall reasonably provide to Edgemont upon request, at no cost to Edgemont, copies of all the pertinent information it has about the Product including, but not limited to, the entire NDA file, all Patents, know-how, Regulatory Activities, R&D data, past trials data, communications with Regulatory Authorities in the US, Regulatory Documentation, manufacturing, supply, external service and other contracts and any and all other information whatsoever that is relevant for the development, marketing approval, marketing and other Commercialization of the Product.

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3.5     Assistance. IntelGenx shall provide reasonable assistance to Edgemont, at IntelGenx’ expense, for the technical transfer of the Licensed Know-How to the Manufacturer or any other Third Party to be involved in manufacturing or testing of the Product (the “Technology Transfer”). IntelGenx shall also provide reasonable assistance to Edgemont for the preparation and filing of any NDA supplements or reports that Edgemont determines, in its sole discretion, are necessary for the Commercialization of the Product or compliance with Applicable Laws..

4.	RESPONSIBILITIES

4.1     IntelGenx Costs and Responsibilities. IntelGenx shall be solely responsible for, and shall, subject to Section 4.2, at its sole cost and expense, perform the Technology Transfer.

4.2     Edgemont’s Costs and Responsibilities. Edgemont shall be responsible for (a) the Commercialization of the Product in the Territory; (b) all costs associated with the manufacture and supply of the Product; including the supply of the active pharmaceutical ingredient from one or more suppliers of Edgemont’s choice, necessary for completion of all activities to be completed by the Manufacturer; and (c) maintaining the NDA in compliance with applicable laws and FDA regulations. Edgemont shall at all times use Diligent and Reasonable Efforts in respect to the Commercialization and Launch of the Product .

5.	DILIGENCE

5.1     IntelGenx will make good faith, continuous and Diligent and Reasonable Efforts to allocate all appropriate resources to prepare, initiate and complete the Technology Transfer.

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5.2     Edgemont will make good faith and Diligent and Reasonable Efforts to Commercialize the Product in the Territory and to perform all activities under its responsibility, as set forth in Section 4.2.

5.3     Edgemont hereby represents that Edgemont has the experience, expertise and resources necessary to enable Edgemont to perform its obligations hereunder. Edgemont shall, within ninety (90) days of the effective execution of this Agreement, submit to IntelGenx a preliminary development and business plan that sets forth an outline of Edgemont's intended efforts to develop and commercialize the Product over a minimum five year period from Launch. Such plan shall include a summary of personnel, expenditures and estimated timing for the commercialization of the Product and estimates of the expected sales volumes and revenue for the Product.

6.	REPORTS

6.1     IntelGenx shall keep Edgemont reasonably informed with respect to activities under its responsibility as outlined in Article 4.

6.2     Edgemont agrees as follows:

6.2.1     Commercialization Reports. Within thirty (30) days following the close of each calendar quarter following the Effective Date, Edgemont will provide IntelGenx with a quarterly report with respect to activities and progress regarding the Commercialization, sublicensing, and government approvals of Product.

6.2.2     First Commercial Sale Report. To immediately report to IntelGenx the date of the first commercial sale of the Product.

6.2.3     Revenue Reports. To deliver to IntelGenx a revenue report with respect to each calendar quarter within thirty (30) days of the expiration of such calendar quarter, detailing in a manner to be mutually agreed the following: the volume of Product sold, the amount of Gross Sales received from revenue generated from the sale of the Product, the Recognized Deductions applicable in computing Net Sales of the Product, and the total Royalties due to IntelGenx. Edgemont shall remit payment to IntelGenx within ten (10) business days following submission of such report.

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6.3     Any and all information, data or reports supplied by Edgemont pursuant to the provisions of this Section 6 shall be treated as Edgemont’s Confidential Information.

6.4     If this Agreement is terminated for any reason, Edgemont shall deliver a final report and associated revenue sharing payment to IntelGenx within sixty (60) days after such termination. Following termination, Edgemont shall have no further reporting obligations.

7.	FINANCIAL PROVISIONS

7.1     Payment Method. Any amounts due to IntelGenx under this Agreement will be paid in US Dollars (“Dollars”), by wire transfer in immediately available funds to an account designated by IntelGenx.

7.2     Up-Front Payment. Edgemont will pay IntelGenx a non-refundable one time up-front license fee and NDA transfer fee in the amount of One Million Dollars ($1,000,000) within seven (7) days following the Effective Date.

7.3     Milestone Payments. Edgemont will pay to IntelGenx the following non-refundable one-time milestone payments (for the sake of clarity, such payments are due only once for the Product), within fourteen (14) days after the first achievement of each of the applicable milestones for the Product, as follows:

Milestone	Payment
Upon the Launch of the Product, provided that [*****]	[*****]
Upon the Successful Launch of the Product	[*****]
Six months after the Successful Launch of the Product	[*****]
Annual Net Sales reach [*****] for the first time during Successful Commercialization	[*****]
Annual Net Sales reach [*****] for the first time during Successful Commercialization	[*****]
Annual Net Sales reach [*****] for the first time during Successful Commercialization	[*****]

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7.1     Conditional Fees. Edgemont will pay IntelGenx the following one-time, conditional and non-refundable incentive fees payable if [*****]:

if there has been no Competing Product Launch within the first forty two (42) months after Launch provided that Net Sales in the preceding twelve (12) months was greater than [*****]	[*****]

if there has been no Competing Product Launch within the first sixty (60) months after Launch provided that Net Sales in the preceding twelve (12) months was greater than [*****]	[*****]

if there has been no Competing Product Launch within the first seventy two (72) months after Launch provided that Net Sales in the preceding twelve (12) months was greater than [*****]	[*****]

7.2     Revenue Sharing. Edgemont will pay IntelGenx an amount equal to [*****] of Annual Net Sales and [*****] of Annual Net Sales [*****] (“Royalties”).

7.3     Taxes. Edgemont may deduct from amounts it is required to pay IntelGenx pursuant to this Agreement an amount equal to that withheld for or due on account of any taxes (other than taxes imposed on or measured by net income of Edgemont) or similar governmental charge imposed by any jurisdiction based on such payments to IntelGenx (“Withholding Taxes”).

8.	RECORD RETENTION AND AUDIT

8.1     Record Retention. Edgemont will maintain (and will ensure that its Affiliates and any Sublicensee maintain) complete and accurate books, records and accounts that fairly reflect Net Sales in sufficient detail to confirm the accuracy of any payments required hereunder, which books, records and accounts will be retained for a minimum of five (5) years after the end of the period to which such books, records and accounts pertain.

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8.2     Audit. IntelGenx will have the right, at its own cost, to have an independent certified public accounting firm of nationally recognized standing, reasonably acceptable to Edgemont and who agrees to execute a written agreement, reasonably satisfactory in form and substance to both Parties, to maintain in confidence all information obtained during the course of any such audit (including an undertaking not to disclose to IntelGenx any information other than the results of its audit), except for disclosure as necessary for the below purpose and all reasonable documents will be delivered to the auditor under these confidential terms, have access during normal business hours, and upon reasonable prior written notice, to Edgemont’s records together with any disclosure necessary to explain the same as may be reasonably necessary to verify the accuracy of Net Sales, Recognized Deductions, Royalties and Product volumes sold, as applicable, for any fiscal year ending not more than 24 months prior to the date of such request; provided, however, that IntelGenx will not have the right to conduct more than one such audit in any calendar year or more than one such audit covering any given time period. Any such audit shall not unreasonably interfere with the business of Edgemont and shall be completed within a reasonable time. Any amounts determined pursuant to any such audit to have been overpaid or underpaid shall promptly be refunded or paid as applicable. In the event that any such audit reveals an underpayment to IntelGenx of more than five percent (5%), Edgemont shall reimburse IntelGenx for the expense of such audit. Notwithstanding the foregoing, in the event that Edgemont disagrees with the conclusions of any such audit, the Parties shall submit such dispute to arbitration in accordance with Section 16.4 and no payment shall be made pursuant to this Section 8.2 pending the outcome of such arbitration. As a condition to such audit, the independent public accountant selected shall Additionally no auditor may be employed on a contingency basis.

8.3     Confidentiality. IntelGenx will treat all information subject to review under this Section 8 in accordance with the confidentiality provisions of Section 12 below.

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9.	REPRESENTATIONS AND WARRANTIES

9.1     By Both Parties. Each Party hereby represents, warrants and covenants to the other Party as of the Effective Date as follows:

9.1.1     Corporate Authority. Such Party (a) has the power and authority and the legal right to enter into this Agreement and perform its obligations hereunder, and (b) has taken all necessary action on its part required to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder. This Agreement has been duly executed and delivered on behalf of such Party and constitutes a legal, valid and binding obligation of such Party and is enforceable against it in accordance with its terms subject to the effects of bankruptcy, insolvency or other laws of general application affecting the enforcement of creditor rights and judicial principles affecting the availability of specific performance and general principles of equity, whether enforceability is considered a proceeding at law or equity.

9.1.2     Consents and Approvals. Excluding any required regulatory approvals from Regulatory Authorities, such Party has obtained all necessary consents, approvals and authorizations from any federal, state provincial, local or foreign government or subdivision thereof, or any entity, body or authority exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to any federal, state, provincial, local or foreign government with jurisdiction over the subject matter of the transactions and/or activities contemplated by this Agreement (“Governmental Authority”) and other parties required to be obtained by such Party in connection with the execution and delivery of this Agreement and the performance of its obligations hereunder.

9.2     By IntelGenx. IntelGenx hereby further represents, warrants, and covenants to Edgemont as of the Effective Date as follows:

9.2.1     The NDA. IntelGenx owns outright and has good title to the NDA free and clear of any Lien.

9.2.2     IP Ownership. IntelGenx has the sole legal and/or beneficial title to and ownership of the Patents, the Product Trademarks and to the Licensed Know-How as is necessary to grant the License to Edgemont pursuant to this Agreement, and the Patents, the Product Trademarks and the Licensed Know-How are free and clear of any liens, encumbrances or Third Party rights, other than IntelGenx’ obligation to Cary Pharmaceuticals, (including without limitation, the right to receive royalties or other compensation).

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9.2.3     Patent Validity. The Patents are valid and enforceable.

9.2.4     No Conflicting Grants. IntelGenx has not, and during the term of this Agreement shall not, grant any rights to the Patents, Product Trademarks or the Licensed Know-How that conflict with the rights granted to Edgemont hereunder.

9.2.5     No Infringement of Third Party Intellectual Property. To the best of IntelGenx’ knowledge no additional licenses to any patents (including patents owned or controlled by Third Parties) or know how, [*****], are required to develop, manufacture, use or sell the Product. No actions, suits, claims, disputes, or proceedings are currently pending or, to the best of IntelGenx’ knowledge, have been threatened, that could have an adverse effect on the Product or could impair either IntelGenx’ or Edgemont’s ability to perform its obligations under this Agreement. If either Party becomes aware of any such Third Party action, suit, claim, dispute or proceeding, including without limitation any action, suit, claim, dispute or proceeding [*****], such Party shall immediately notify the other Party of such, and IntelGenx undertakes to effect any payments required (including the payment of royalties or other compensation) to be made to such Third Party to ensure the exercise of the License by Edgemont.

9.2.6     Third Party Actions. There are no legal suits or proceedings by a Third Party (including without limitation employees or former employees of IntelGenx) contesting the ownership or validity of the Patents, the Product Trademark, the Licensed KnowHow or the Product or any part thereof.

10.	LIMITATION OF LIABILITY.

Except with respect to indemnification claims pursuant to the indemnification provisions contained in Section 14 hereof or in the case of willful or fraudulent misrepresentation, in no event shall either Party be liable to the other or any of its Affiliates for any consequential, incidental, indirect, special, punitive or exemplary damages (including, without limitation, lost profits, business or goodwill) suffered or incurred by such other Party or its Affiliates, whether based upon a claim or action of contract, warranty, negligence or tort, or otherwise, arising out of this Agreement.

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11.	PATENTS

11.1     IP Ownership. All Product-related intellectual property (“Product-related IP”) solely developed by IntelGenx either prior to the Effective Date, or at any time after the Effective Date, shall be owned by IntelGenx, and licensed to Edgemont pursuant to the License exclusivity granted herein. Any Product-related IP that is jointly developed (including the use of any financing provided by Edgemont) by the Parties will be jointly owned by the Parties (the “Joint IP”) and IntelGenx’ portion of same shall be included in the License granted hereunder. Notwithstanding the foregoing, each Party shall have the right to use such Joint IP in respect of a product other than the Product, provided that such other products are not Competing Products; and provided further that neither party shall grant any exclusive rights to, or otherwise dispose of its portion of the Joint IP, without the prior written consent of the other party; other than (i) an assignment or transfer in connection with a merger of such Party or a sale of all or substantially all of its assets or shares and (ii) Edgemont’s right to sublicense its portion of the Joint IP in the context of a sublicensing transaction under the License.

11.2     Patent Prosecution And Maintenance

11.2.1     Prosecution. IntelGenx undertakes to prosecute, defend any reexamination or interference proceeding, and maintain the Patents using counsel of its choice. IntelGenx will provide Edgemont with copies of all relevant documentation so that Edgemont will be informed of the continuing prosecution or defense and may comment upon such documentation sufficiently in advance of any initial deadline for filing a response, provided, however, that if Edgemont has not commented upon such documentation in a reasonable time for IntelGenx to sufficiently consider Edgemont’s comments prior to a deadline with the relevant government patent office, or IntelGenx must act to preserve the Patents, IntelGenx will be free to act without consideration of Edgemont’s comments, if any.

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11.2.2     Edgemont’s Requests. IntelGenx shall use reasonable efforts to amend any Patent application to include claims or any other changes reasonably requested by Edgemont to protect the Product contemplated to be sold under this Agreement. Moreover, IntelGenx will cooperate in the preparation, filing, prosecution, and maintenance of the Patents, including (a) promptly executing all papers and instruments and requiring employees to execute such papers and instruments as reasonable and appropriate so as to enable Edgemont to file, prosecute, and maintain the Patents in any country; and (b) promptly informing Edgemont of matters that may affect the preparation, filing, prosecution, or maintenance of any Patents.

11.2.3     Patent Prosecution Costs. IntelGenx shall bear the costs of preparing, filing, prosecuting, defending (with respect to any re-examination or interference proceeding) and maintaining all patent applications contemplated by Section 11.2.1, provided, however, that Edgemont shall pay all costs and expenses incurred in making amendments or changes required by Edgemont, provided such amendments or changes have been expressly and specifically requested from IntelGenx in advance and in writing by Edgemont and provided all such costs and expenses have been pre-approved in writing by Edgemont. Costs associated with Joint IP patent applications shall be shared equally.

11.2.4     Co-operation. The Parties will provide reasonable assistance to each other, including providing access to relevant documents and other evidence, making its employees available at reasonable business hours, and joining the action to the extent necessary to allow the prosecuting and maintaining Party to prosecute and maintain the relevant Patent.

11.3     Patent Enforcement

11.3.1     Infringement Notice. If IntelGenx or Edgemont learns of a Paragraph IV Certification, or determines that any Patent is being infringed by a Third Party’s activities and that such infringement could affect the exercise of the License under this Agreement, it will promptly notify the other Party in writing. In addition, if IntelGenx or Edgemont determines that any Licensed Know-How is being misappropriated by a Third Party’s activities and that such misappropriation could affect the exercise of the License under this Agreement, it will promptly notify the other Party in writing.

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11.3.2     Edgemont will have the sole, exclusive and first right but not the obligation to remove such infringement and/or misappropriation and to control all litigation to remove such infringement and/or misappropriation relating to the Product in the Field of Use, all as Edgemont shall deem appropriate in its sole discretion. IntelGenx shall provide notice to Edgemont of its decision to co-defend, at Edgemont’s expense subject to Edgemont’s sole control of the litigation including without limitation selection of counsel, within sixty (60) calendar days from the date the relevant Proceeding (as hereinafter defined) becomes known to IntelGenx. Notwithstanding its decision to co-defend, IntelGenx nonetheless agrees to bring an infringement action in its name alone or as co-plaintiff, to furnish Powers of Attorney, or to join such action as a necessary party, all subject to Edgemont’s expense, if any of these actions is requested by Edgemont and is reasonably necessary for a patent infringement action to be properly initiated or continued. In the event Edgemont does, at its discretion, undertake any infringement or misappropriation action and IntelGenx does not co-defend, Edgemont will provide IntelGenx with copies of all relevant documentation so that IntelGenx will be informed of the continuing action and may comment upon such documentation sufficiently in advance of any initial deadline for filing a response, provided, however, that if IntelGenx has not commented upon such documentation in a reasonable time for Edgemont to sufficiently consider IntelGenx’ comments prior to a deadline, or Edgemont must act to preserve the action, Edgemont will be free to act without consideration of IntelGenx’ comments, if any. Notwithstanding the foregoing, and/or any language to the contrary, Edgemont shall not be permitted to settle any threatened, pending or completed Litigation, or any claim, issue or matter therein, solely related to a Patent Enforcement Suit, hereinafter defined, on behalf of IntelGenx, without the prior written consent of IntelGenx, such consent not to be unreasonably withheld, delayed or conditioned.

11.3.3     Edgemont agrees to inform IntelGenx promptly if Edgemont decides not to take infringement or misappropriation action (“Patent Enforcement Suit”) or not to continue such action due to IntelGenx’ refusal to consent to a proposed settlement in order for IntelGenx to assume responsibility of infringement or misappropriation action to be taken as per IntelGenx’ discretion and at IntelGenx’ sole expense.

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In the event IntelGenx does, at its discretion, undertake any infringement or misappropriation action, IntelGenx will provide Edgemont with copies of all relevant documentation so that Edgemont will be informed of the continuing action and may comment upon such documentation sufficiently in advance of any initial deadline for filing a response, provided, however, that if Edgemont has not commented upon such documentation in a reasonable time for IntelGenx to sufficiently consider Edgemont’s comments prior to a deadline, or IntelGenx must act to preserve the action, IntelGenx will be free to act without consideration of Edgemont’s comments, if any.

11.3.4     Recovery. Any amounts recovered in connection with or as a result of any action contemplated by Sections 11.3.2 and 11.3.3, whether by settlement or judgment, will be used to reimburse the Parties for their reasonable costs and expenses in making such recovery (which amounts will be allocated pro rata if insufficient to cover the totality of such expenses), and any remainder received by Edgemont will considered as being part of Net Sales.

12.	CONFIDENTIALITY

12.1     Disclosure and Use Restriction. The Parties agree that during the Term of this Agreement and thereafter, each Party will keep completely confidential and will not publish, submit for publication or otherwise disclose, and will not use for any purpose except for the purposes contemplated by this Agreement, any Confidential Information received from the other Party.

12.2     Confidential Information. All Licensed Know-How shall be deemed to be Confidential Information of IntelGenx; provided that Edgemont shall be entitled to disclose and use any Licensed Know-How in the exercise of its rights under this Agreement.

12.3     Authorized Disclosure. Notwithstanding the provisions of Section 12.1 above, a Party shall be entitled to disclose the Confidential Information of the other Party hereto to the extent that such disclosure is:

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(i)     made in response to a valid order of a court of competent jurisdiction; provided, however, that such Party will first (to the extent practicably possible) have given notice to such other Party and given such other Party a reasonable opportunity to quash such order and to obtain a protective order requiring that the Confidential Information and documents that are the subject of such order be held in confidence by such court or agency or, if disclosed, be used only for the purposes for which the order was issued; and provided further that if a disclosure order is not quashed or a protective order is not obtained, the Confidential Information disclosed in response to such court or governmental order will be limited to that information which is legally required to be disclosed in response to such court or governmental order;

(ii)     otherwise required by law; provided, however, that the disclosing Party will provide such other Party with notice of such disclosure in advance thereof to the extent practicably possible and to the extent permitted, will redact from such disclosure the other party’s Confidential Information or designate the same as trade secret;

(iii)     made by such Party to any Regulatory Authority or Governmental Authority as necessary for the development manufacturing or Commercialization of a Product in the Territory, as required in connection with any filing, application or request for Regulatory Approval or as required by applicable securities laws and regulations, subject to the limitations in Section 12.3(ii);

(iv)     made by such Party in connection with the performance of this Agreement, to Sublicensees, Affiliates, directors, officers, employees, consultants, representatives or agents, each of whom prior to disclosure must be bound by obligations of confidentiality and non-use at least equivalent in scope to those set forth in this Agreement;

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(v)     made by such Party in the course of submitting financial accounts to relevant authorities as per local statutory requirements or to existing or potential acquirers; existing or potential collaborators; investment bankers; existing or potential investors, merger candidates, partners, venture capital firms or other financial institutions or investors for purposes of obtaining financing; or, bona fide strategic potential partners; each of whom prior to disclosure must be bound by obligations of confidentiality and non-use at least equivalent in scope to those set forth in this Agreement; or

(vi)     a general description of the Product made by a Party to its shareholders and to potential investors with the aim of securing the financing needed to continue the development or Commercialization of the Product.

13.	PRESS RELEASES AND PUBLIC FILINGS

Press releases, public filings or other similar public communication by either Party relating to the terms of this Agreement (but not, for the avoidance of doubt, unless reference is made to the other Party or the terms of this Agreement, with respect to activities in exercise of its rights under this Agreement) will be approved in advance by the other Party, which approval will not be unreasonably conditioned, withheld or delayed. Notwithstanding the foregoing, those communications required by applicable law, regulation or securities exchange rule (including, but not limited to, a public offering prospectus), disclosures of information for which consent has previously been obtained, and information of a similar nature to that which has been previously disclosed publicly with respect to this Agreement, will not require advance approval, but will be provided to the other Party as soon as practicable after the release or communication thereof. For the avoidance of doubt, the Parties will make every endeavor to ensure that the financial details of this agreement shall remain confidential, such endeavors to include the filing of redacted versions of the Agreement with securities exchanges, as applicable.

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14.	INDEMNIFICATION

14.1     Indemnification by IntelGenx. Subject to Section 14.3, IntelGenx shall defend, indemnify and hold harmless each of Edgemont and its Affiliates, and each of their respective directors, officers and employees (each, a “Edgemont Indemnitee”) from and against any and all liabilities, damages, settlements, penalties, fines, costs, royalties or expenses (including reasonable attorneys’ fees and other expenses of litigation) (collectively, “Liabilities”) arising, directly or indirectly, out of or in connection with Third Party claims, suits, actions, demands or judgments to the extent relating to or arising out of (i) any breach or alleged breach by IntelGenx of any representation, warranty, undertaking or covenant under this Agreement; (ii) any alleged negligence, gross negligence or willful misconduct by IntelGenx or its Affiliates, past or present employees or agents; or (iii) any [*****], except, in each case, for those Liabilities for which Edgemont has an obligation to indemnify the IntelGenx Indemnitees pursuant to Section 14.2, as to which Liabilities each Party shall indemnify the other Party to the extent of its respective liability for such Liabilities.

14.2     Indemnification by Edgemont. Subject to Section 14.3 Edgemont shall defend, indemnify and hold harmless each of IntelGenx and its Affiliates, and each of their respective directors, officers and employees (each, an “IntelGenx Indemnitee”) from and against any and all Liabilities arising, directly or indirectly, out of or in connection with Third Party claims, suits, actions, demands or judgments to the extent relating to or arising out of (i) any breach or alleged breach by Edgemont of any representation, warranty, undertaking or covenant under this Agreement, (ii) any alleged negligence, gross negligence or willful misconduct by Edgemont or its Affiliates, past or present employees or agents, and (iii) any Patent Enforcement Suit; except, in each case, for those Liabilities for which IntelGenx has an obligation to indemnify the Edgemont Indemnitees pursuant to Section 14.1, as to which Liabilities each Party shall indemnify the other Party to the extent of its respective liability for such Liabilities.

14.3     Notice and Procedures. If an IntelGenx Indemnitee or a Edgemont Indemnitee (the “Indemnitee”) intends to claim indemnification under this Section 14.3, it shall promptly notify the other Party (the “Indemnitor”) in writing of any such alleged Liabilities. In the event that the Indemnitor does not assume and pursue in a timely and diligent manner the defense of any Third Party claim (but in no event later than thirty (30) days, or such shorter period as required under Applicable Laws), then the Indemnitor shall be deemed to have ceded control of such claim and the Indemnitee shall be entitled to appoint counsel of its own choice for such defense, at the cost and expense of the Indemnitor. The Indemnitor shall have the right to control the defense thereof with counsel of its choice, provided that such counsel is reasonably acceptable to Indemnitee; and provided further that any Indemnitee shall have the right to retain its own counsel at its own expense, for any reason. The Indemnitee, its employees and agents, shall reasonably cooperate with the Indemnitor and its legal representatives in the investigation of any Liabilities covered by this Section 14. The obligations of this Section 14.3 shall not apply to amounts paid in settlement of any claim, demand, action or other proceeding if such settlement is effected without the consent of the Indemnitor (unless the Indemnitor is deemed to have ceded control of the applicable Third Party claim under this Section 14.3) . The failure to deliver written notice to the Indemnitor within a reasonable time after the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve the Indemnitor of any obligation to the Indemnitee under this Section 14.3 to the extent that the Indemnitor is materially prejudiced by such delay. It is understood that only IntelGenx or Edgemont may claim indemnity under this Section 14 (on its own behalf or on behalf of its Indemnitees), and other parties may not directly claim indemnity hereunder.

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14.4     Other Product Liability Claims To the extent either Party incurs any Liabilities arising from or in connection with any product liability claim with respect to the Product to the extent arising from actions not subject to the indemnity obligations set forth in Sections 14.1 or 14.2 (a “Product Claim”), Edgemont shall be fully liable for such Liabilities incurred. Edgemont shall have sole control in addressing, defending, managing and conducting any negotiations, litigation, threatened litigation or settlement regarding such Product Claim, using counsel of its choice. In the event that Edgemont does not respond to any Product Claim against IntelGenx within (a) sixty (60) days following the notice of such claim or (b) ten (10) days before the time limit, if any, set forth in the appropriate laws and regulations for the filing of a response to such Product Claim, whichever comes first, IntelGenx shall have the right to control any such Product Claim, using counsel of its own choice. In the event of a Product Claim, IntelGenx shall cooperate fully with Edgemont, including, if a party in such Product Claim, the furnishing of a power of attorney to defend IntelGenx in such litigation in IntelGenx name and/or being named as a party for the purposes of any cross claim or counterclaim, and Edgemont shall keep IntelGenx and/or IntelGenx designated legal counsel reasonably informed as to the progress of such action. Neither Party shall enter into any settlement of a Product Claim, without the prior written consent of the other, such consent not to be unreasonably withheld, delayed or conditioned.

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14.5     Exclusive Remedy. The rights of the Edgemont Indemnitees and the IntelGenx Indemnitees under this Section 14 shall be the sole and exclusive remedy of the Edgemont Indemnitees and the IntelGenx Indemnitees, as the case may be, with respect to matters covered hereunder.

15.	TERM AND TERMINATION

15.1     Term. Unless earlier terminated in accordance with the provisions of this Article 15, the term of this Agreement (the “Term”) commences upon the Effective Date and will continue until terminated in accordance with the terms hereof.

15.2     Termination.

15.2.1     Termination for Breach. Failure by a Party to comply with any of its material obligations contained herein will entitle the Party not in default to give to the defaulting Party notice specifying the nature of the material breach, requiring the defaulting Party to make good or otherwise cure such material breach, providing specific actions that the defaulting Party could take to cure such material breach, and stating its intention to invoke the provisions of this Section 15.2 if such material breach is not cured. If such material breach is not cured within ninety (90) days after the receipt of such notice (or, if such material breach cannot be cured within such 90-day period, if the defaulting Party does not commence actions to cure such material breach within such period and thereafter diligently continue such actions), the Party not in default will be entitled, without limiting any of its other rights conferred on it by this Agreement (except as expressly set forth herein), to terminate this Agreement by providing written notice to the breaching Party.

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Notwithstanding anything to the contrary herein, in the event of IntelGenx’ material breach of this Agreement, and without derogating from any of Edgemont’s other rights at law, Edgemont shall, subject to the fulfillment of Edgemont’s obligations under Section 7, have the right to continue all activities under the License granted herein and to continue utilizing the Patents, Product Trademarks, and the Licensed Know-How for the exploitation of the License, with the right to set-off, from any sums due to IntelGenx hereunder, amounts equivalent to any damage caused to Edgemont as a result of IntelGenx’ breach hereunder.

Notwithstanding anything to the contrary herein, in the event of termination of the Agreement by IntelGenx as a result of Edgemont’s material breach of this Agreement, and without derogating from any of IntelGenx’ other rights at law, IntelGenx shall have the right to continue any and/or all activities contemplated in under and/or by this Agreement, terminate all rights granted to Edgemont, continue utilizing the Patents, Product Trademarks and the KnowHow for the exploitation of the Products, with the right to set-off, from any sums due to Edgemont hereunder, amounts equivalent to any damage caused to IntelGenx’ as a result of Edgemont’s breach hereunder.

15.2.2     Termination by Edgemont. Edgemont may, upon delivery of written notice to Edgemont, terminate this Agreement upon the occurrence of any of the following events:

(a)

IntelGenx fails to perform any of its obligations hereunder or makes any material misrepresentation in this Agreement, which, if capable of being cured, has not been cured within ninety (90) days after written notice by Edgemont (in which Edgemont specifies the nature of such failure or misrepresentation);

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(b)	IntelGenx enters into any compromise with creditors or a general agreement for referral of payment with its creditor;

(c)	IntelGenx makes or suffers to be made any transfer to any person, trustee, receiver, liquidator, or referee for the benefit of creditors;

(d)	IntelGenx files a voluntary petition in bankruptcy;

(e)	An involuntary petition in bankruptcy is filed against IntelGenx and not dismissed within sixty (60) days of filing.

15.2.3     Termination by IntelGenx. IntelGenx may, upon delivery of written notice to Edgemont, terminate this Agreement upon the occurrence of any of the following events:

(a)

Edgemont fails to perform any of its obligations hereunder or makes any material misrepresentation in this Agreement, which, if capable of being cured, has not been cured within ninety (90) days after written notice by IntelGenx (in which IntelGenx specifies the nature of such failure or misrepresentation);

(b)	Edgemont enters into any compromise with creditors or a general agreement for referral of payment with its creditor;

(c)	Edgemont makes or suffers to be made any transfer to any person, trustee, receiver, liquidator, or referee for the benefit of creditors;

(d)	Edgemont fails to Launch within nine (9) months of the Effective Date, unless the Launch is delayed due to product manufacturing related matters

(e)	Edgemont files a voluntary petition in bankruptcy; and

(f)	An involuntary petition in bankruptcy is filed against Edgemont and not dismissed within sixty (60) days of filing.

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15.3     Consequences of Termination

15.3.1     License. Upon early termination of this Agreement, all rights granted to Edgemont herein will, subject to the second paragraph of Section 15.2.1, terminate; provided that Edgemont shall have a period of one hundred eighty (180) days after the date of termination to sell-off all previously made Product, subject to Royalties on such sales and any milestone payments due being duly paid to IntelGenx. Upon termination of this Agreement all sublicenses granted by Edgemont shall, at IntelGenx’ sole discretion, either terminate or, unless termination is due to breach by IntelGenx or pursuant to Section 15.2.2, be automatically transferred to IntelGenx upon written request from IntelGenx. For the greater certainty, any agreement with a Sublicensee shall be consistent with this Agreement.

15.3.2     Disposition of NDA. In the event that IntelGenx terminates this Agreement under Section 15.2.1 or 15.2.3, IntelGenx shall have the right, but not the obligation, to have the ownership of the NDA transferred to IntelGenx. Within thirty (30) days of a termination or expiration event set forth in this Section 15.3.2, IntelGenx shall notify Edgemont of IntelGenx’ election to either (i) accept the ownership of the NDA, or (ii) allow Edgemont to retain the NDA. In the event that ownership is to transfer to IntelGenx, such transfer shall occur promptly upon Edgemont’s receipt of IntelGenx’ notice of election to obtain ownership. Within fifteen (15) days of any such transfer of ownership, Edgemont shall notify FDA of the transfer of NDA ownership. In the event that Edgemont terminates this Agreement under Section 15.2.1 or 15.2.2, Edgemont shall retain ownership of the NDA.

15.3.3     Return of Information and Materials. Upon early termination of this Agreement, each Party will return or destroy all Confidential Information of the other Party (except one copy of which may be retained for archival and compliance purposes), Edgemont will return to IntelGenx or its designee all Licensed Know-How and any other tangible materials received by Edgemont under this Agreement and Edgemont will further waive and actively deregister or assign as requested by IntelGenx, all intellectual property rights gained hereunder.

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15.3.4     Accrued Rights. Termination or expiration of this Agreement for any reason will be without prejudice to any rights or financial compensation that will have accrued to the benefit of a Party prior to such termination or expiration. Such termination or expiration will not relieve a Party from obligations that are expressly indicated to survive the termination or expiration of this Agreement.

15.3.5     Survival. Sections 9, 10, 12, 14, 15, 16.3, 16.4 of this Agreement will survive expiration or termination of this Agreement for any reason.

16.	MISCELLANEOUS

16.1     Assignment. Without the prior written consent of the other Party hereto, neither Party will sell, transfer, assign, delegate, pledge or otherwise dispose of, whether voluntarily, involuntarily, by operation of law or otherwise, this Agreement or any of its rights or duties hereunder; provided, however, that (i) either Party hereto may assign or transfer this Agreement or any of its rights or obligations hereunder without the consent of the other Party to any Affiliate, or to any Third Party successor in interest with which it has merged or consolidated, or to which it has transferred all or substantial part of its assets or stock to which this Agreement relates. Any purported assignment or transfer in violation of this Section 16.1 will be void ab initio and of no force or effect.

16.2     Restriction on Development. During the Term of this Agreement, neither Party shall, directly or indirectly, work outside the scope of this Agreement, either alone or with any Third Party, on the development or commercialization of any Competing Product whether by carrying on or engaging in or being concerned with or interested in or advising, lending money to, guaranteeing the debts or obligations of or permitting its name or any part thereof to be used or employed by, any person engaged in or concerned with or interested in any business that is directly competitive with the Product.

16.3     Severability. Should any term or provision of this Agreement be or become invalid or unenforceable or should this Agreement contain an omission, the validity or enforceability of the remaining terms or provisions shall not be affected. In such case, subject to the next following sentence, the Parties shall immediately commence to negotiate in good faith in order to replace the invalid or unenforceable term or provision by such other valid or enforceable term or provision which comes as close as possible to the original intent and effect of the invalid or unenforceable term or provision, or respectively, to fill the omission by inserting such term or provision which the Parties would have reasonably agreed to, if they had considered the omission at the date hereof. In the event that any term or provision as aforesaid is invalid, void or unenforceable by reason of its scope, duration or area of applicability or some similar limitation as aforesaid, then the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision so that they shall be enforceable to the maximum scope, duration, area or applicability permitted by applicable law which shall not exceed those specified in this Agreement or to replace such term or provision with a term or provision that comes closest to expressing the intention of the invalid or unenforceable term or provision.

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16.4     Governing Law. This Agreement shall be governed by and constructed in accordance with the internal laws of the State of New York, without giving effect to any choice of law or conflict of law principles which might otherwise make the laws of a different jurisdiction govern or apply. The Parties expressly reject any application to this Agreement of (a) the United Nations Convention on Contracts for the International Sale of Goods; and (b) the 1974 Convention on the Limitation Period in the International Sale of Goods, as amended by that certain Protocol, done at Vienna on April 11, 1980.

16.4.1     Dispute Resolution Process. The Parties understand and appreciate that their long term mutual interest will be best served by affecting a rapid and fair resolution of any claims or disputes which may arise out of obligations performed under this Agreement or from any dispute concerning the terms of this Agreement. Therefore, the Parties agree to use their best efforts to resolve all such disputes as rapidly as possible on a fair and equitable basis that takes into account the precise subject and nature of the dispute. If the Parties have a dispute or claim arising under this Agreement, the matter shall be referred to the Chief Executive Officer of IntelGenx and the Chief Executive Officer of Edgemont, or their designees, for review and an attempted resolution. The officers shall confer and attempt to reach a mutual resolution of the issue

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16.4.2     Agreement to Settle Disputes by Arbitration. If the dispute cannot be resolved by the Parties’ respective Chief Executive Officers (or their designees) pursuant Section 16.4.1 within ten (10) days after the dispute has been so referred, then, at the request through notice of either IntelGenx or Edgemont, any controversy or claim arising between the Parties and related to or arising out of the construction, interpretation, or enforcement of any term or condition of this Agreement or any transaction hereunder (including the decision to enter into this Agreement), shall be submitted to arbitration. Such arbitration shall be conducted in the State of New York. In any case, any such arbitration shall be conducted in accordance with the applicable rules of the American Arbitration Association in effect on the date of such controversy or claim.

16.4.3     Appointment of Arbitrators. Within thirty (30) days after the delivery pursuant to Section 16.4.2 of a notice of request for arbitration, IntelGenx and Edgemont shall each appoint one independent person as an arbitrator to hear and determine the dispute. The two persons so chosen shall by agreement select a third, impartial arbitrator, which selection shall be final and conclusive upon both Parties. Each of the three (3) arbitrators shall be either a lawyer licensed to practice law in the United States or a retired judge who was a judge of a court of general jurisdiction in the United States, and in either case each of the three (3) arbitrators shall be experienced with the development, regulatory approval, manufacture and Commercialization of pharmaceutical products in the Territory. If either Party fails to designate its arbitrator within sixty (60) days after the notice of arbitration is received, then the arbitrator designated by the one Party shall act as the sole arbitrator and shall be deemed to be the single, mutually approved arbitrator to resolve the dispute.

16.4.4     Protective Order. In the event of arbitration and at the request of either IntelGenx or Edgemont, in order to protect confidential information and any other matter that either Party would normally not reveal to Third Parties, the arbitrators shall enter a protective order in such form as the Parties shall stipulate or as the arbitrators shall determine is suitable. Among other things, the protective order shall stipulate that the arbitrators, the Parties, their counsel and expert witnesses, if any, shall receive any information designated by either Party as “confidential” solely for purposes of assessing the facts and law for purposes of the arbitration, and shall not otherwise use or disclose such matter. At the request of either Party, the protective order shall be entered as an award of the arbitration panel and shall enable either Party to obtain the assistance of a court of competent jurisdiction to enter equitable decrees or other relief to enforce the provisions of the order as if it had been entered by that court.

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16.4.5     Effect of Decision. The decision of the arbitrators shall state the reason for the award and shall be final, binding and conclusive upon the Parties, after the award is subject to judicial review as provided under the Federal Arbitration Act, by a court of competent jurisdiction in the United States. The Parties shall comply with such decision in good faith as if it were a final decision of a court. Judgment upon the award shall be entered in any court of competent jurisdiction. Any award made in connection with any arbitration shall be made in Dollars.

16.4.6     Rights of Third Parties. Notwithstanding the agreement to arbitrate any dispute between IntelGenx and Edgemont, in the event that a controversy or claim between IntelGenx and Edgemont involves an adjudication of the rights of a Third Party, and that Third Party does not agree to submit to arbitration and would under Rule 19(a) of the Federal Rules of Civil Procedure, if feasible, be joined as an indispensable Party, then the dispute shall be brought to, and determined by, a court of the competent jurisdiction

16.4.7     Interim Relief. Upon the application of either Party to this Agreement, regardless of whether or not an arbitration, mediation or attempt to settle amicably has yet been initiated, all courts having jurisdiction over one or more of the Parties are authorized to: (a) issue and enforce in any lawful manner such temporary restraining orders, preliminary injunctions and other interim measures of relief as may be necessary to prevent harm to a Party’s interests or as otherwise may be appropriate pending the conclusion of arbitration proceedings pursuant to this Agreement; and (b) enter and enforce in any lawful manner such judgments for equitable relief as may be necessary to prevent harm to a Party’s interests or as otherwise may be appropriate following the issuance of arbitral awards pursuant to this Agreement

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16.4.8     Costs of Arbitration. Each Party shall be responsible for its own expenses associated with any arbitration proceeding hereunder, except that the Parties agree to share the arbitrators’ fees equally, and except that the arbitrators shall award to the prevailing party (to be paid by the other party) its reasonable attorneys and other fees and costs of the arbitration.

16.5     Notices. All notices or other communications that are required or permitted hereunder will be in writing and delivered personally with acknowledgement of receipt, sent by electronic mail (provided receipt is acknowledged), facsimile (and promptly confirmed by personal delivery, registered or certified mail or overnight courier as provided herein), sent by nationally-recognized overnight courier or sent by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

If to IntelGenx, to:

President and CEO,
IntelGenx Corp.
6425 Abrams
Ville St-Laurent (Quebec) H4S 1X9
Canada Phone: +1 514-331-7440

If to Edgemont, to:

Doug Saltel, President and CEO,
Edgemont Pharmaceuticals, LLC.
7000 North MoPac Expressway, Suite 200
Austin, TX 78731,
USA,
Phone: +1 512-550-8555

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or to such other address as the Party to who notice is to be given may have furnished to the other Party in writing in accordance herewith. Any such communication will be deemed to have been given (i) when delivered, if personally delivered, (ii) on the business day (on the receiving end) after dispatch, if sent by nationally-recognized overnight courier (third business day if sent internationally), (iii) on the third business day following the date of mailing, if sent by mail (fifth business day if sent internationally) and (iv) on the first business day (on the receiving end) after being sent by facsimile or if sent by electronic mail followed by facsimile. It is understood and agreed that Section 16.5 is not intended to govern the day-to-day business communications necessary between the Parties in performing their duties, in due course, under the terms of this Agreement.

16.6     Entire Agreement; Modifications. This Agreement sets forth and constitutes the entire agreement and understanding between the Parties with respect to the subject matter hereof and all prior agreements, understanding, promises and representations, whether written or oral, with respect thereto, including the term sheet executed between the Parties dated November 14, 2011, are superseded hereby. Each Party confirms that it is not relying on any representations or warranties of the other Party except as specifically set forth herein. No amendment, modification, release or discharge will be binding upon the Parties unless in writing and duly executed by authorized representatives of both Parties.

16.7     Relationship of the Parties. It is expressly agreed that the Parties will be independent contractors of one another and that the relationship between the Parties will not constitute a partnership, joint venture or agency.

16.8     Waiver. Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver will be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition. Any such waiver will not be deemed a waiver of any other right or breach hereunder.

16.9     Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

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16.10     No Third Party Beneficiaries. The representations, warranties, covenants and agreements set forth in this Agreement are for the sole benefit of the Parties hereto and their successors and permitted assigns, and they will not be construed as conferring any rights on any other parties.

16.11     Further Assurances. Each Party will duly execute and deliver, or cause to be duly executed and delivered, such further instruments and do and cause to be done such further acts and things, including the filing of such assignments, agreements, documents and instruments, as may be necessary to carry out the provisions and purposes of this Agreement.

16.12     Force Majeure. Neither party shall be responsible to the other for failure or delay in performing any of its obligations under this Agreement or for other non-performance hereof but only to the extent that such delay or non-performance is occasioned by a cause beyond the reasonable control and without fault or negligence of such party, including, but not limited to earthquake, fire, flood, explosion, discontinuity in the supply of power, court order or governmental interference, act of God, strike or other labor trouble, act of war or terrorism and provided that such party will inform the other party as soon as is reasonably practicable and that it will entirely perform its obligations immediately after the relevant cause has ceased its effect. If any such force majeure event continues for a continuous period of 12 months, the Party whose performance is not prevented by such event may terminate this Agreement with immediate effect by providing the other Party with written notice.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the Effective Date.

IntelGenx Corp.	Edgemont Pharmaceuticals Inc.
Signature: ____________________	Signature: ____________________
Name: ____________________	Name: ____________________
Title: ____________________	Title: ____________________